April 29, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”) Registration Statement on Form S-1 Filed March 28, 2011 File No. 333-173115

Dear Ms. Ravitz:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 15, 2011 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

General

1.	Please revise the registration statement, where appropriate, to comply with our outstanding comments on your Form S-4 filed March 4, 2011. We note, without limitation, comments 9 through 12, 14, and 15 in our letter dated March 31, 2011.

Response: In response to the Staff’s comment, the Company has revised the Form S-1 to comply with the Staff’s comments to the Company’s Registration Statement on Form S-4.

Where You Can Find More Information, page 66

2.	Please incorporate by reference your Form 8-K filed March 30, 2011 and April 8, 2011.

Response: In response to the Staff’s comment, the Company has incorporated by reference its Current Reports on Form 8-K filed with the Commission on March 30, 2011 and April 8, 2011.

Item 17. Undertakings, page II-3

3.	Please include the undertakings under Item 512(a)(5) and (6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the undertakings under Item 512(a)(5) and (6) of Regulation S-K.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650) 320-7722 or by fax at (866) 438-3891 should you have any questions or comments.

Sincerely,

/s/ Jeff Parsons

Jeff Parsons

Acting Chief Financial Officer